SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)
                          (AMENDMENT NO. ____________)1

                            OMEGA ORTHODONTICS, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   681973-10-3
                                 (CUSIP NUMBER)


                                 ---------------










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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES)




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CUSIP NO. 681793-10-3                       13G               PAGE 2 OF 9 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Orthodontic Management Effectiveness Group of America, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b)
         Not applicable

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California

NUMBER OF                  5.       SOLE VOTING POWER
SHARES                                      1,050,000
BENEFICIALLY               6.       SHARED VOTING POWER
OWNED BY                                    -0-
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING                                   1,050,000
PERSON                     8.       SHARED DISPOSITIVE POWER
WITH                                        -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,050,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
         Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         20.78%

12.      TYPE OF REPORTING PERSON*
                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 681793-10-3                       13G               PAGE 3 OF 9 PAGES

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. Schulhof

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                            (b)
         Not applicable

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF                  5.       SOLE VOTING POWER
SHARES                                      1,050,000
BENEFICIALLY               6.       SHARED VOTING POWER
OWNED BY                                    -0-
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING                                   1,050,000
PERSON                     8.       SHARED DISPOSITIVE POWER
WITH                                        -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,050,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
         Not applicable

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         20.78%

12.      TYPE OF REPORTING PERSON*
                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              PAGE 4 OF 9 PAGES
Item 1(a)*.       NAME OF ISSUER.

                  Omega Orthodontics, Inc. ("Omega")

Item 1(b)*        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

                  3621 Silver Spur Lane
                  Acton, CA  93510

Item 2(a)*        NAMES OF PERSONS FILING

                  The Orthodontic Management Effectiveness Group of America, LLC ("OMEGA, LLC")

                  Robert J. Schulhof ("Mr. Schulhof")

Item 2(b)*        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  3621 Silver Spur Lane
                  Acton, CA  93510

Item 2(c)         CITIZENSHIP
                  OMEGA, LLC is a California limited liability company.

                  Mr. Schulhof is a citizen of the United States.

Item 2(d)*        TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e)         CUSIP NUMBER

                  681793-10-3

---------------------

* Unless otherwise indicated, information contained in this item pertains to each person making this joint filing.




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                                                             PAGE 5 OF 9 PAGES


Item 3* If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable

Item 4  OWNERSHIP
(OMEGA,
 LLC)   (a) Amount of Beneficially Owned:

                  OMEGA, LLC is the record and beneficial owner of 1,050,000 shares of Common Stock which it acquired from Omega on August 31, 1996 in exchange for OMEGA, LLC's orthodontic practice management business and certain related assets and agreements. Mr. Schulhof is the sole manager of OMEGA, LLC with authority to vote and dispose of shares of Common Stock held by OMEGA, LLC.

        (b)      Percent of Class:20.78%

        (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote    1,050,000
                  (ii)     shared power to vote or to direct the vote        -0-
                  (iii)    sole power to dispose or to direct the
                           disposition of                              1,050,000
                  (iv)     shared power to dispose or to direct
                           the disposition of                                -0-

Item 4            OWNERSHIP
(Mr. Schulhof)
        (a)      Amount Beneficially Owned:

                  Mr. Schulhof is deemed to be the beneficial owner of 1,050,000 shares of Common stock. He holds 330 membership points in OMEGA, LLC, or 27.7% of the voting power of OMEGA, LLC, and is the sole manager of OMEGA, LLC with authority to vote and dispose of the 1,050,000 shares of Common Stock held by OMEGA, LLC.

        (b)      Percent of Class:20.78%


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                                                               PAGE 6 OF 9 PAGES

        (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote    1,050,000
                  (ii)     shared power to vote or to direct the vote        -0-
                  (iii)    sole power to dispose or to direct the
                           disposition of                              1,050,000
                  (iv)     shared power to dispose or to direct
                           the disposition of                                -0-

Item 5*  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

Item 6*  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

Item 7* Identification and Classification of the Subsidiary Which Acquired the SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

Item 8*  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

Item 9*  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

Item 10* CERTIFICATION

         Not applicable



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                                                               PAGE 7 OF 9 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1999

THE ORTHODONTIC MANAGEMENT
EFFECTIVENESS GROUP OF
AMERICA, LLC


By:  /s/Robert J. Schulholf                          /s/ Robert J. Schulhof
     Robert J. Schulhof, Manager                     Robert J. Schulhof


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                                                               PAGE 8 OF 9 PAGES

                                INDEX OF EXHIBITS



A.                Agreement in Accordance with Rule 13d-1(f)(l)



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                                                              PAGE  9 OF 9 PAGES


                                    EXHIBIT A

         In accordance with Rule 13d-1(f)(l), each of the undersigned hereby agrees that this Statement on Schedule 13G, of which this document is Exhibit A, is filed as a joint filing on behalf of all of the undersigned.


THE ORTHODONTIC MANAGEMENT
EFFECTIVENESS GROUP OF
AMERICA, LLC


By:  /s/Robert J. Schulhof                           Robert J. Schulhof
     Robert J. Schulhof, Manager                     Robert J. Schulhof